Exhibit 21.01

SUBSIDIARIES OF KELSO TECHNOLOGIES INC.

NAME	DATE OF INCORPORATION	STATE/JURISDICTION OF INCORPORATION OR GOVERNING JURISDICTION
Kelso Technologies (U.S.A) Inc.	August 3, 2005	Nevada
Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.)	June 20, 2012	Nevada
KIQ Industries Inc.	October 7, 2014	Nevada
KIQ X Industries Inc.	December 12, 2017	British Columbia, Canada